Exhibit 12.1
DISCOVER FINANCIAL SERVICES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	For the Three Months Ended March 31		For the Calendar Year Ended December 31, 2013	For the Fiscal Years Ended November 30,
	2014	2013		2012	2011	2010	2009
Earnings:
Income from continuing operations before income tax expense	1,022	1,080	3,944	3,753	3,511	1,269	2,121
Losses from unconsolidated investees	8	4	18	12	5	4	3
Total earnings	1,030	1,084	3,962	3,765	3,516	1,273	2,124
Fixed charges:(1)
Total interest expense	270	298	1,146	1,331	1,485	1,583	1,251
Interest factor in rents	1	1	5	6	5	5	5
Total fixed charges	271	299	1,151	1,337	1,490	1,588	1,256
Combined fixed charges and preferred stock requirements:(1)
Total interest expense	270	298	1,146	1,331	1,485	1,583	1,251
Interest factor in rents	1	1	5	6	5	5	5
Preferred stock requirements	15	15	60	—	—	39	73
Total combined fixed charges and preferred stock requirements	286	314	1,211	1,337	1,490	1,627	1,329
Earnings from continuing operations before income tax expense and fixed charges	1,301	1,383	5,113	5,102	5,006	2,861	3,380
Earnings from continuing operations before income tax expense and combined fixed charges and preference dividends	1,316	1,398	5,173	5,102	5,006	2,900	3,453

Ratio of earnings to fixed charges	4.8	4.6	4.4	3.8	3.4	1.8	2.7
Ratio of earnings to combined fixed charges and preference dividends	4.6	4.4	4.3	3.8	3.4	1.8	2.6

(1)
Fixed charges are the sum of interest expensed, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense. Combined fixed charges and preferred stock requirements are the sum of interest expense, amortized premiums, discounts and capitalized expenses related to indebtedness and preference security dividend requirements.